FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

COSCIENS Biopharma Inc. (formerly, Aeterna Zentaris Inc.) (the "**Company**")
c/o Norton Rose Fulbright Canada LLP
222 Bay Street, Suite 3000
M5K 1E7

Item 2: Date of Material Change

August 6, 2024

Item 3: News Release

A news release with respect to the material change referred to in this Material Change Report was disseminated by the Company on August 6, 2024 through the facilities of GlobeNewswire. The news release is available on Aeterna's profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

On August 6, 2024, the name of the Company was changed from "Aeterna Zentaris Inc." to "COSCIENS Biopharma Inc." (the "**Name Change**"). Effective as of August 9, 2024, the Company's common shares (the "**Common Shares**") will begin trading on the Toronto Stock Exchange (the "**TSX**") and NASDAQ Capital Market (the "**NASDAQ**") under the trading symbol "CSCI" and will concurrently cease trading thereon under the former trading symbol "AEZS".

Item 5: Full Description of Material Change

At the Company's annual general and special meeting of shareholders held on July 16, 2024, the shareholders of the Company (the "**Shareholders**") approved a special resolution authorizing the board of directors of the Company (the "**Board**") to effect the Name Change.

On August 6, 2024, the Name Change became effective following the receipt of a certificate of amendment under the *Canada Business Corporations Act*. Effective as of August 9, 2024, the Common Shares will begin trading on the TSX and NASDAQ under the trading symbol "CSCI" and will concurrently cease trading thereon under the former trading symbol "AEZS". Implementation of the Name Change on the TSX and NASDAQ remains subject to the final approval of such exchanges.

There is no change in the capitalization of the Company in connection with the Name Change and no action will be required by existing shareholders or warrantholders of COSCIENS in connection with the Name Change. Certificates representing Common Shares and warrants of the Company (the "**Warrants**") will not be affected by the Name Change and will not need to be exchanged. The Company encourages any Shareholder or warrantholder with any questions or concerns to contact the Company or to discuss any of the foregoing with their broker or agent.

The new CUSIP number for the Common Shares is 22112H101, and the new ISIN for the Common Shares is CA22112H1010. In addition, the new CUSIP number for the Warrants is 22112H119, and the new ISIN for the Warrants is CA22112H1192.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

None.

Item 8: Executive Officer

For further information, please contact:
Giuliano La Fratta
Chief Financial Officer
Telephone: +1 843-900-3223

Item 9: Date of Report

August 6, 2024